IN THE MATTER OF

FILE NO. 70-8411

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.

800 Cabin Hill Drive

Greensburg, PA 15601

Allegheny Ventures, Inc.

800 Cabin Hill Drive

Greensburg, PA 15601

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Jeffrey D. Serkes Senior Vice President and Chief Financial Officer Allegheny Energy Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Hyun Park Vice President and General Counsel Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601

This certificate is filed pursuant to Rule 24 for the quarter ended June 30, 2005. Allegheny Energy, Inc. (“Allegheny Energy”) has not made any capital contributions to Allegheny Ventures, Inc. (“Allegheny Ventures”) and its subsidiaries during the three months ended June 30, 2005. Other specific activities performed by Allegheny Ventures during the three months ended June 30, 2005 are shown below.

I.  Description of Activities

Consulting and Engineering Services

Allegheny Ventures, through its subsidiaries, provided engineering, consulting, procurement and distributed generation services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

Energy Management Services:

APS Cogenex

Allegheny Ventures and Cogenex Corporation continue to provide energy management services under the terms of their joint venture agreement for APS Cogenex, LLC. Activities related to the joint venture and the development of energy management activities have been limited to a selected focus area. There have been no efforts to expand the joint venture activities to new customers. APS Cogenex LLC is currently pursuing an additional development project at the same location as previous projects, known as Project 14. Under terms of Amendment No. 2 to the APS Cogenex LLC Operating Agreement, Allegheny Ventures has no obligation for additional non-voluntary capital contributions to APS Cogenex LLC, including Project 14. No additional investments were made during three months ended June 30, 2005.

Electric Wholesale Generators (EWGs) and Foreign Utility Companies (FUCOs)

During the three months ended June 30, 2005, Allegheny Ventures did not make any incremental capital contributions to its EWGs or FUCOs investments.

Communications

Allegheny Ventures, through Allegheny Communications Connect (“ACC”), provides state-of-the-art communications services to the wholesale and business markets and communication services to its affiliates.

Heating, Ventilation and Air Conditioning Services

On May 6, 2005, Allegheny Ventures completed the sale of Appalachian Electric Heating.

Allegheny Ventures, through Appalachian Electric Heating, engaged in the sale, installation and servicing of residential and commercial heating, ventilation and air conditioning (“HVAC”) and commercial plumbing systems.

Other Activities

Allegheny Ventures owns a 25% working interest in a producing gas well in Clay County, West Virginia. The well is operated by the Energy Corporation of America.

II.  Guarantees or Assumption of Liabilities

Allegheny Energy did not provide any guarantees or assume any liabilities on behalf of Allegheny Ventures or its subsidiaries during the three months ended June 30, 2005.

III.  Services Provided by Allegheny Ventures to Associate Companies:

Except as stated above, Allegheny Ventures did not provide any services to associate companies during the three months ended June 30, 2005.

IV.  Factoring Activities:

Allegheny Ventures did not perform any activities associated with the factoring of accounts receivable during the three months ended June 30, 2005.

ALLEGHENY ENERGY, INC.
ALLEGHENY VENTURES, INC.

Dated: August 29, 2005	By:	/s/ Thomas R. Gardner
Thomas R. Gardner
Vice President, Controller &
Chief Accounting Officer

ALLEGHENY VENTURES, INC

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three months ended	Twelve months ended
	June 30,	June 30,
(In thousands)	2005	2005

Operating revenues	$8,708	$39,390

Operating expenses:
Operations and maintenance	8,709	37,358
Depreciation and amortization	645	2,546
Taxes other than income taxes	139	712
Total operating expenses	9,493	40,616

Operating loss	(785)	(1,226)

Other income, net	4,132	5,773

Interest expense (benefit)	124	(163)

Income before income taxes	3,223	4,710

Income tax benefit	(358)	(83)

Net income	$3,581	$4,793

ALLEGHENY VENTURES, INC

CONSOLIDATED BALANCE SHEET

(unaudited)

June 30,
(In thousands)	2005

ASSSETS
Current assets:
Cash and cash equivalents	$10,460
Accounts receivable:
Customer	1,297
Other	2,066
Materials and supplies	2,582
Prepaid taxes	104
Other	28
Total current assets	16,537

Property, plant and equipment:
In service, at original cost	43,985
Accumulated depreciation	(9,848)
Subtotal	34,137
Construction work in progress	(186)
Total property, plant and equipment	33,951

Investments and other assets:
Unregulated investments	3,193
Other	383
Total investments and other assets	3,576

Deferred charges	51

Total assets	$54,115

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$3,558
Accounts payable to affiliates, net	437
Accrued income taxes	(5,170)
Other	2,711
Total current liabilities	1,536

Deferred income tax credits	(19,142)

Other liabilities	1,026

Stockholder’s equity	70,695

Total liabilities and stockholder’s equity	$54,115